Reper LLC
Balance Sheets
(Unaudited)

	December 31, 2021	December 31, 2020
ASSETS		
Cash	$ 488	$ 140,488
Total current assets	488	140,488
Total assets	$ 488	$ 140,488
LIABILITIES AND MEMBERS' DEFICIT		
Current liabilities:		
Accounts Payable	$ 800,000	$ -
Interest Payable	7,091	1,841
Current portion of SBA loan	1,363	140,000
Total current liabilities	808,454	141,841
Long-term liabilities:		
Long-term SBA loan, less current portion	138,637	-
Commitments and contingencies	-	-
Common units; 10,000,000 membership interest units authorized,		
9,400,000 membership interest units issued and outstanding	-	
Paid-in-capital	488	488
Accumulated deficit	(947,091)	(1,841)
Total members' deficit	946,603	1,353
Total liabilities and members' deficit	$ 488	$ 140,488